ARIZONA STAR RESOURCE CORP.

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of Arizona Star Resource Corp.(“the Company” or “Arizona Star”) is prepared as at March 28, 2006 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the nine months ended January 31, 2006, as well as the annual audited consolidated financial statements and the notes thereto of the Company, and the Management Discussion and Analysis of April 30, 2005.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

RESULTS OF OPERATIONS

Nine Months Ended January 31, 2006 and 2005

The Company reported a loss of $407,000 ($0.01 per share) for the nine months ended January 31, 2006, compared to $2,019,000 ($0.05 per share) in the equivalent period one year earlier.

Office and administrative expenses of $359,000 (2005 - $236,000), primarily resulted from the costs associated with the transition of the management and administration from Bema Gold Corporation (“Bema”), and support costs for the Company’s filing of the Form 40-F with the Securities Exchange Commission in January 2006 and the Annual General and Extraordinary Meeting also in January.

Shareholder meetings and communication costs incurred for the nine months ended January 31, 2006 totalled $110,000, compared to $389,000 in the same period one year earlier.

Professional fees of $173,000 for the nine months ended January 31, 2006 include legal expenses of $160,000 associated with developments since the year end regarding the ownership of the Aldebaran Property, which contains the Cerro Casale deposit, as well as general corporate matters, and approximately $13,000 for technical consulting services regarding Cerro Casale.  The Professional fees for the nine months ended January 31, 2005 include an amount of $41,000 for the engagement of an independent consulting firm to provide a report regarding options granted by the Company to Arizona Star and Bema directors and employees.

Directors’ fees of $148,000 for the nine months ended January 31, 2006 result from ongoing Special Committee activities regarding maximizing shareholder value and fees for independent directors.

Interest income of $111,000 (2005 - $45,000) earned during the nine months ended January 31, 2006 has increased over the prior year as a result of the deposit of funds received from the Company’s private placement in the third quarter of the 2005 year which were substantially still on hand throughout the nine months ended January 31, 2006.

For the nine months ended January 31, 2006, there is a foreign exchange gain of $272,000 (2005 - $434,000), attributable to the valuation of future income tax liabilities, which were originally denominated in United States dollars.

Summary of Unaudited Quarterly Results:

(all figures in Canadian dollars)

	31 Jan 06	31 Oct 05	31 Jul 05	30 Apr 05

Total revenues $	-	-	-	-

Loss $	200,694	132,470	74,077	1,986,666
Loss per share – basic and
Diluted $	0.005	0.003	0.02	0.047

	31 Jan 05	31 Oct 04	31 Jul 04	30 Apr 04

Total revenues $	-	-	-	-

Restated loss (income) $	964,195	(193,456)	1,247,925	(137,960)
Restated loss (income) per
share - basic and diluted $	0.024	(0.005)	0.026	(0.003)

For the third quarter ending January 31, 2006, the Company recorded Office and Administrative costs of $141,000 (2005 - $112,000) reflecting increased costs year-over-year in support of the Company’s 40-F filing with the Securities Exchange Commission in the United States in January 2006, as well as preparation for the Annual General and Extraordinary Meeting held in January 2006.

Shareholder meetings and communication costs for the quarter ending January 31, 2006 included professional fees in the amount of $42,000 in relation to the filing of the 40-F, with the balance being printing and mailing costs for the Annual General and Extraordinary Meeting, and ongoing costs of shareholder communication.  In the third quarter ending January 31, 2005, the Company incurred significant shareholder communication and legal and proxy solicitation costs ($359,000) relating to the adjourned Annual General Meeting of November 3, 2004, and the reconvened meeting of December 16, 2004.

Professional fees in the amount of $79,000 were incurred in the third quarter ending January 31, 2006, and consist of legal fees associated with development in the quarter regarding the ownership of the Aldebaran Property, which contains the Cerro Casale deposit, as well as general corporate matters.

Directors’ fees of $49,000 relate primarily to Special Committee activities in the third quarter regarding maximizing shareholder value, as well as fees for independent directors.  During the third quarter ending January 31, 2005, director fees of $150,000 were paid to three outgoing directors of the Company for their past service as directors.

The Company also incurred approximately $288,000 of legal, advisory and Special Committee costs in the third quarter ending January 31, 2005 to review the Proposed Offer from Bema.

The Company realized a foreign exchange gain on its future income tax liabilities of $97,000.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2006, the Company had $5.1 million in cash and cash equivalents (April 30, 2005 - $7.0 million) and working capital of $4.9 million (April 30, 2005 - $5.7 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $1.9 million for the nine months ended January 31, 2006. This is largely attributed to the payments made to advisors in the first nine of the year related to the Bema unsolicited offer (see April 30, 2005 consolidated audited financial statements, and April 30, 2005 MD&A) and the costs associated with the return of Placer Dome’s share of the Aldebaran Property to the Company and Bema Gold (see “Aldebaran Property” below).

For the nine months ended January 31, 2005, operating activities, after non-cash working capital changes, required funding of $0.9 million.

Financing activities

There were no financing activities in the nine months ended January 31, 2006, and in the same period ended January 31, 2005, $485,000 was received from the exercise of 485,000 stock options, and $4,982,100 (net of issue costs) for common shares issued in a private placement.

Investing activities

During the nine months ended January 31, 2006, the Company did not have any investing activities compared to $105,000 spent on the Aldebaran Property in the same nine month period ending January 31, 2005.

PRIOR PERIOD RESTATEMENT

During the year ended April 30, 2005, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (CMA), in October 2001.  At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property.  As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs.

A retroactive adjustment establishing a future income tax liability of $4,136,000 with charges to the deficit account of $2,986,000 and resource property costs of $1,647,000, offset by a foreign exchange gain, was made during the period.

ALDEBARAN PROPERTY

On October 26, 1997, the Company and Bema entered into an agreement with Placer Dome Inc. (“Placer Dome”) allowing Placer Dome to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale Project, and an adjacent property in northern Chile.  The Aldebaran property is currently owned by Compania Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer Dome, and 24% by Bema.

On September 27, 2005, Placer Dome announced that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement, and issued a Certificate "A" to Arizona Star and Bema.

Arizona Star disagreed with Placer Dome’s conclusion, believing that the Cerro Casale Project was financeable under the terms of the Shareholders’ Agreement.

On October 4, 2005, Arizona Star in cooperation with Bema announced that they had notified Placer Dome that it was in default of its obligations under the Shareholders’ Agreement. Pursuant to the terms of the Shareholders’ Agreement, Placer Dome had 30 days from the date of the notice to remedy the defaults. If the defaults had not been remedied within 30 days, Arizona Star and Bema intended to take all necessary steps to have Placer Dome’s interest in the Cerro Casale Project returned to them. The Shareholder’s Agreement provides for arbitration in the event of a disagreement among the parties.

Also, on October 4, 2005, Placer Dome announced that it had received Notice of Default under the Shareholders’ Agreement and disagreed with the allegations contained in the Notice of Default.

On October 26, 2005, the Company, Bema, and Placer Dome announced that they had reached a nonbinding agreement in principle whereby Placer Dome will sell its interest in CMC to the Company and Bema for contingent payments.  The Company and Bema will jointly pay Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years, or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema.  The transaction remains subject to certain conditions including receipt of all necessary approvals and settlement of definitive agreements.  If the nonbinding agreement in principle, described above, becomes a binding agreement, on effectively the same terms, the dispute reflected in the Notice of Default will be resolved.

On October 31, 2005, Barrick Gold Corporation (“Barrick”) announced its offer to buy all of the outstanding shares of Placer Dome.  On January 20, 2006, Barrick announced that it had successfully acquired control of Placer.  On January 20, 2006, Barrick announced that it had successfully acquired control of Placer.  The Company has requested that Barrick honour the agreement reached on October 26, 2005, and is in discussion with Barrick regarding the completion of the documentation.

RELATED PARTY TRANSACTIONS

The Company had the following transactions and balances with Bema, a company related by way of directors in common during the comparative period, and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

For the nine months ended January 31:	2006 $	2005 $

Office and administration	1,370	74,909

Accounting	8,030	53,113

Rent and utilities	2,400	21,600

Management fees	2,500	22,500

Shareholder information	-	24,678

Bema Chile office costs capitalized to property	-	73,839

Accounts payable	-	47,556

Until June 1, 2005, Bema provided management, administrative and technical services to the Company.

In the third quarter ending January 31, 2006, the Company accrued estimated expenditures of $600,000 for property development for the Aldebaran Property, made by Placer Dome on behalf of all parties.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed such disclosure controls and procedures that it believes are necessary to provide reasonable assurance that material information relating to the Company will be available to senior management in the preparation of its annual filings.  In addition, senior management has determined that such controls and procedures are working effectively.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of March 24, 2006, the number of issued common shares was 41,600,937 (42,225,937 on a fully diluted basis).

As at March 24, 2006, the Company had outstanding directors’ and employees’ stock options for a total of 550,000 shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

CAUTION ON FORWARD-LOOKING INFORMATION

This management’s discussion and analysis includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.